Berrett–Koehler Publishers

BK

Connecting people and
ideas to create a world
that works for all

FOR IMMEDIATE RELEASE

Berrett-Koehler Pioneers Again
to Become Benefit Corporation

Mission-Based Company Is First Book Publisher
to Be Both a B Corp and a Benefit Corporation

Oakland, CA, October 21, 2015 – Four years ago Berrett-Koehler Publishers was one of the first book publishers in the world to become a Certified B Corporation, joining a movement that has since grown to include more than 1400 Certified B Corporations in 42 countries. To become a B Corp, Berrett-Koehler scored highly on a 230-question Impact Assessment and follow-up audit, certifying that it meets rigorous standards for corporate, social, and environmental performance.

Now Berrett-Koehler is the first book publisher to go beyond B Corp certification to also become a Benefit Corporation. Whereas B Corp certification is a voluntary process, becoming a Benefit Corporation puts the force of law behind Berrett-Koehler's longstanding social mission values, practices, and objectives.

"This is a tremendous milestone for Berrett-Koehler," states BK president Steve Piersanti. "Combining B Corp certification with Benefit Corporation legal status is the new gold standard," Piersanti continues. "Certified B Corps are world leaders in advancing corporate social responsibility. And becoming a Benefit Corporation provides legal grounding for key elements of BK's mission, values, goals, stakeholder focus, and innovative practices. Together, they help BK continue being a leader in advancing the social mission dimensions of business and publishing."

A Benefit Corporation is a new class of for-profit corporation—based on laws recently enacted in 30 states, including California, and the District of Columbia—that is legally obligated to do four things.

1. Public Benefit. To quote from the new California law that Berrett-Koehler has taken advantage of, Benefit Corporations must provide "general public benefit," which the law says "means a material positive impact on society and the environment, taken as a whole." And BK's Articles of Incorporation now include BK's mission and values as "specific public benefits" to which

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BK is legally committed: "connecting people and ideas to create a world that works for all and helping people promote positive change to advance quality, stewardship, partnership, sustainability, and diversity and inclusion in their lives, organizations, communities, and the world."

2. Impacts on Stakeholders. BK's founding concept—managing the company "for the benefit of all of our 'stakeholder' groups," including "authors, customers, employees, suppliers and subcontractors, owners, and the society and environmental communities in which we live and work" (as stated in our very first catalog in 1992)—is now legally supported. Benefit Corporation status makes it the fiduciary duty of the BK Board of Directors (quoting again from the new California law) to "consider the impacts of any action or proposed action upon all of the following": shareholders, employees, customers, community and social considerations, the local and global environment, "short-term and long-term interests," and "the ability of the Benefit Corporation to accomplish its general, and any specific, public benefit purpose."

3. Accountability. Benefit Corporations must assess their overall corporate, social, and environmental performance on a yearly basis using an independent third-party standard. The Impact Assessment that BK has already done to be certified as a B Corp qualifies as such a third-party standard. However, BK will now need to do this Assessment annually (rather than biannually), which will help BK advance its corporate, social, and environmental performance and its adherence to its mission and values.

4. Transparency. Finally, California Benefit Corporations must report their overall social and environmental performance to their shareholders and to the public in an annual benefit report. This is consistent with everything about how Berrett-Koehler wants to be in the world, but making it a legal obligation will ensure that it actually happens each year.

The Road to Becoming a Benefit Corporation

Not long after the California Benefit Corporation law took effect in 2012, the BK Board of Directors established a Board task force to investigate this option for BK. After much review, the Board voted to put a Benefit Corporation resolution on the agenda of the recent BK Annual Shareholders Meeting and the task force began educating the approximately 260 BK shareholders about the implications of becoming a Benefit Corporation. The resolution was overwhelmingly approved by BK shareholders. After observing a period for shareholders to exercise dissenters' rights (none were exercised), the company submitted its Restated Articles of Incorporation to the California Secretary of State—for both Berrett-Koehler Publishers, Inc., and its parent company, The Berrett-Koehler Group, Inc.—which officially filed the Restated Articles of Incorporation for both entities.

Here is a Fact Sheet that provides concise information about Benefit Corporations:
https://berrettkoehler.sharefile.com/d-s27397d6f8a545d7b

And here are links to the actual new sections of the California Corporations Code:
http://www.leginfo.ca.gov/cgi-bin/displaycode?section=corp&group=14001-15000&file=14600-14604
http://www.leginfo.ca.gov/cgi-bin/displaycode?section=corp&group=14001-15000&file=14610
http://www.leginfo.ca.gov/cgi-bin/displaycode?section=corp&group=14001-15000&file=14620-14623
http://www.leginfo.ca.gov/cgi-bin/displaycode?section=corp&group=14001-15000&file=14630-14631